UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25	SEC FILE NUMBER
811-22888

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	[_] Form 10-K	[_] Form 20-F	[_] Form 11-K	[_] Form 10-Q	[_] Form 10-D
	[X] Form N-SAR	[_] Form N-CSR

For Period Ended: December 31, 2017
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Wildermuth Endowment Strategy Fund
Full Name of Registrant

N/A
Former Name if Applicable

11525 Park Woods Circle
Address of Principal Executive Office (Street and Number)

Alpharetta, Georgia 30005
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the sixtieth day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Rule 30b1-1 under the Investment Company Act of 1940, as amended, requires that a registered management investment company file a semi-annual report on Form N-SAR not more than 60 calendar days after the close of each fiscal year. The Registrant’s most recent fiscal year ended December 31, 2017.

On February 28, 2018, the Registrant’s independent public accountant notified the Audit Committee that it was terminating its engagement, and would not complete its scheduled audit of the Registrant’s financial statements for the year ended December 31, 2017. The Registrant’s Board of Trustees, including the Audit Committee thereof, is in the process of interviewing independent accounting firms that could serve as the Registrant’s auditor and complete the open audit for fiscal year 2017, but the audit will not be complete as of a date necessary for the Registrant to meet its current filing obligations. It is impractical for the Registrant to transmit to shareholders its annual shareholder report for the period ended December 31, 2017 (the “Annual Report”) or to file the Form N-CSR for the period ended December 31, 2017 (the “Form N-CSR”) within the prescribed timeframes.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	John H. Grady (DLA Piper, LLP)	(215)	656-3365
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] NO [_]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [_] NO [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Wildermuth Endowment Strategy Fund

(Name of Registrant as Specified in Charter)

The registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 1, 2018	By:	/s/ Carol Wildermuth